

Mail Stop 3561

June 8, 2016

Via E-mail
Brendan Brennan
Chief Financial Officer
ICON Public Limited Company
South County Business Park, Leopardstown
Dublin 18, Ireland

Re: ICON Public Limited Company
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 23, 2016
File No. 333-08704

Dear Mr. Brennan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 19. Financial Statements and Exhibits
Exhibits of ICON plc and subsidiaries, page 80

1.   We note your disclosure that the consent of KPMG, Independent Registered Public Accounting Firm is filed herewith. However the consent is not included as Exhibit 23.1. Please amend your filing to include the consent of KPMG.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Angela Lumley, at (202) 551-3398 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining